FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

Provisional results financial year 2003*

•	Fourth quarter revenues better than expected.

•	Sales of the new products introduced by Océ during 2003 are successful. As a result, sales of printing systems increased by 3.1% on an autonomous basis and the autonomous decline in revenues was brought to a halt in the fourth quarter.

•	The restructuring operation launched in 2001 was completed on schedule, resulting in a significant lower cost level.

Rokus van Iperen, chairman of the Board of Executive Directors: ‘Océ has strongly improved its competitive strength thanks to its successful new products, the new market-focused organisation and the significantly lower level of costs and working capital requirements. The results for the fourth quarter are a positive signal for 2004 financial year. However, I would emphasise that it is still too early to state that this positive trend will continue.’

	Fourth quarter 2003		Financial year 2003
In million €
Total revenues	746.9	(-7.9)%	2,769.3	(-12.8)%
Operating income	46.4		124.8
Net income	27.0		61.5

In €
Net income per share	0.31		0.69

Before impairment of fixed assets
In million €
Operating income	48.5	(-30.8)%	150.0	(-33.6)%
Net income	29.1	(-22.9)%	82.1	(-27.1)%
In €
Net income per share	0.34	(-23.1)%	0.94	(-27.6)%

*	The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2002 changes have taken place in the accounting principles (see the text in the overview “Changes in shareholders’ equity” on page 6).
On January 30, 2004 the definitive results as presented in the annual financial statements will be published.

Provisional results financial year 2003

•	Net income before impairment of fixed assets: € 82.1 million for the financial year.

•	Net income amounted to € 61.5 million.

•	Decline in revenues no longer as steep. Fourth quarter revenues in Digital Document Systems increased on an autonomous basis (2.1%).

•	Total assets reduced by € 441 million compared to 2002 (-15%).

•	Free cash flow € 327 million.

•	For 2003 financial year Océ proposes to pay shareholders an unchanged dividend of € 0.58 per ordinary share of € 0.50 nominal.

•	It is not yet certain whether the present slight economic upturn will continue. Under these circumstances no forecast has been given for net income in 2004.

Provisional results fourth quarter 2003

In the fourth quarter revenues decreased by 7.9% to € 746.9 million. The autonomous decline in revenues amounted to 0.7%. Exchange rates had a negative impact of 7.0%. Just as in the previous quarter, the autonomous decline in revenues slowed down considerably. In the second quarter revenues were still 7.1% lower on an autonomous basis, as compared to a decrease of 4.9% in the third quarter. The sales of printing systems increased autonomously with 3.1%.

In the DDS Strategic Business Unit there was an autonomous increase in revenues of 2.1% (as against -3.2% in the third quarter). Sales of printing systems increased by 8.1%. In the WFPS Strategic Business Unit the autonomous decrease in revenues was slightly lower, moving from 8.3% in the third quarter to 6.3% in the fourth quarter.

The gross margin decreased slightly to 43.5% (2002: 43.7%).

Operating expenses decreased by 2.7%. On an autonomous basis the increase was 2.7%.

Operating income before impairment of fixed assets amounted to € 48.5 million.

Net income before impairment of fixed assets amounted to € 29.1 million (- 22.9%).

In the result for the fourth quarter the remaining goodwill for Practical Print Solutions has been written off in full (€ 2.1 million net).

Net income amounted to € 27.0 million.

Provisional results financial year 2003

Revenues amounted to € 2,769.3 million, which was 12.8% lower than in the previous financial year.

Revenues decreased by 5.1% on an autonomous basis, whilst exchange rate effects caused a 7.6% reduction. The sale of a subsidiary company in South Africa contributed 0.1% to the decrease in revenues.

The slowdown in the autonomous revenues decrease is encouraging, especially in view of the fact that the recurring revenues (from service, rental, leasing, business services and media) showed no further decrease, mainly thanks to a recovery in printing volumes per machine.

It is not yet certain whether the upturn in sales of printing systems signifies a structural improvement in the willingness of customers to make investments.

Compared to the 2002 financial year, the gross margin increased by 0.3% from 41.8% to 42.1%. This margin improvement incorporates a positive hedging result of 0.6% (2002: 1.1%). The volume/mix effect was - 0.3%.

Operating expenses before impairment of fixed assets decreased by 7.9%. The autonomous decrease amounted to 1.7%. This was achieved despite the increase of € 8 million in pension costs that resulted from the requirement for pension liabilities to be reported in accordance with the IFRS method. Tight cost control and the savings that have been generated by the restructuring measures also contributed to this decrease in expenses.

The reduction of personnel as part of the restructuring operation was completed, as scheduled, at the end of the financial year. The number of discontinued jobs ultimately amounted to 1,450. The phase-out of the less profitable low volume machines has meanwhile been 74% completed.

Total savings from the restructuring operation carried out in 2003 were € 75 million as compared to 2001. It is expected that the savings will amount to € 95 million in 2004.

Operating income before impairment of fixed assets was € 150.0 million, a decrease of 33.6%. The impairment of fixed assets related to Practical Print Solutions and Océ Display Graphics Systems, for which a total charge was taken of € 25.2 million before tax.

Financial expense (net) decreased by 43.5% to € 30.5 million as a result of reduction in the interest bearing loans by € 294 million compared to 2002 and lower interest rates.

The tax charge decreased to 32.4%, despite the fact that impairment costs are only partially deductible from corporation tax.

Net income before impairment of fixed assets was € 82.1 million (- 27.1%).

Net income was € 61.5 million.

Consultations are currently being held with the Works Council and the trade unions about the relocation of part of the assembly operations to Central Europe and the Far East. It is believed that these consultations will lead to an outcome which is acceptable to all parties and which will ensure that the cost-price of Océ machines remains at a competitive level. The provision for redundancy costs has been charged to the fourth quarter (€ 7.7 million).

The outsourcing of the lease activities is showing steady progress. In the United States Océ Financial Services, Inc., Océ’s captive leasing company, is now fully operational.

New and existing lease contracts to an aggregate value of € 100 million were transferred during the financial year, leading to a book profit of € 6 million. The expectation is still that the greater part of the lease contracts will have been transferred to external parties by the end of 2004.

Results of Strategic Business Units

In Digital Document Systems (DDS) revenues amounted to € 1,907 million (2002: € 2,155 million). The DDS Strategic Business Unit experienced a substantial recovery in the sales of printing systems during the 4th quarter. A pick-up in sales of the systems that were introduced in 2003 had a positive effect on revenues.

Non-recurring revenues (from machines, software and professional services) decreased by 9.6% on an autonomous basis. However, the fourth quarter brought an increase of 8.1%. This was achieved despite the revenue decrease that resulted from the phase-out of the activities in the low volume segment. The recurring revenues also remained stable. On an annual basis they decreased by 2.1%, but in the fourth quarter there was no change on an autonomous basis as compared to the corresponding quarter of 2002.

The autonomous growth of Océ Business Services (formerly called Facility Services) was 4%, a slight improvement on the first six months of the financial year. The emphasis is on improving the profitability of the contracts.

Within DDS the operating income before impairment of fixed assets amounted to € 83 million (2002: € 130 million).

Wide Format Printing Systems (WFPS) booked revenues of € 862.2 million (2002: € 1,021 million). This was a decrease of 15.5%, of which 7.5% was autonomous; the effect of exchange rates was 8.0%. On an autonomous basis non-recurring revenues were down by 10.3% and recurring revenues by 6.4%.

In this Strategic Business Unit, too, the decline in sales of printing systems is levelling off. However, the decrease in recurring revenues is not yet reflecting this trend.

For WFPS the operating income before impairment of fixed assets amounted to € 67 million (2002: € 96 million).

Commercial versus financial results

(In € million)	2003	2002
Commercial activities
Revenues	2,672	3,059
Operating income	59	142
Net income	40	86

Financial activities
Revenues	97	117
Operating income	66	84
Net income	22	27

Balance sheet

The balance sheet total amounted to € 2,421 million, which was € 441 million lower than at the end of the 2002 financial year.

Group equity was influenced during the financial year by adjustment of € 174 million net that was made to the pension provision in accordance with IFRS and the final dividend was not deducted. In addition, the depreciation in the value of the dollar led to a negative currency translation result of € 67 million.

The solvency ratio was 31%. The cash flow before financing activities (free cash flow) stood at € 327 million, which again brings it to an excellent level.

Total assets decreased by € 441 million. This decrease was partly attributable to the reduction in lease receivables (€ 212 million), a decrease in trade accounts receivable (€ 72 million) and inventories (€ 35 million). Interest-bearing loans amounted to € 549 million, a reduction of € 294 million compared to 2002.

Before impairment of fixed assets the Return on Assets (ROA) amounted to 5.7% (2002: 7.6%) and the Return on Equity (ROE) was 11.1% (2002: 12.4%).

Dividend

A proposal will be made to shareholders that the dividend for the 2003 financial year be maintained at € 0.58 per ordinary share of € 0.50 nominal.

If this proposal is adopted, the final dividend per ordinary share for 2003 will amount to € 0.43 in cash. The interim dividend for 2003 amounted to € 0.15 per ordinary share.

Prospects

Economic conditions have improved slightly in recent months. This has partly led to an improvement in sales of printing systems. As yet, however, it is too early to see whether this improvement will continue. The result for 2004 will also be affected by exchange rate of the Euro, especially in terms of the pressure that this has on prices and the currency translation effects.

In view of these uncertain factors it is not possible to give a reliable forecast for the net income for the 2004 financial year.

Océ is convinced that it will be in a position to benefit optimally from an economic upturn, thanks to its new market-focused organisation structure, the printing systems that were launched in 2003 and the company’s dedicated efforts to reduce costs and working capital requirements.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on March 2, 2004. The agenda for the meeting will be published on January 30, 2004. The annual report will be available on-line on our website on January 30, 2004 and will be published in printed form on February 11, 2004.

Océ N.V.

January 19, 2004

/s/    R.L. van Iperen

For further information:

Océ N.V.

Pierre Vincent, Investor Relations Manager

Venlo, Netherlands

Telephone (+31) (0)77 359 2240

E-mail mve@oce.nl

Consolidated Statement of Operations*

Period December 1, 2002 till November 30, 2003	Fourth quarter		Financial year
Results in million €	2003	2002	2003	2002
Revenues from sales, rentals and service	724.0	783.8	2,671.6	3,059.6
Interest from financial lease	22.9	27.2	97.7	116.5

Total revenues	746.9	811.0	2,769.3	3,176.1
Cost of sales, rentals and service	421.8	456.9	1,604.1	1,847.6
Gross margin	325.1	354.1	1,165.2	1,328.5
Operating expenses	276.6	284.0	1,015.2	1,102.4
Impairment of fixed assets	2.1	—	25.2	—
Operating income	46.4	70.1	124.8	226.1
Financial expense (net)	7.1	11.8	30.5	54.1
Income before income taxes, equity in income of unconsolidated companies and minority interests	39.3	58.3	94.3	172.0
Income taxes	11.8	20.2	30.5	57.5
Income before equity in income of unconsolidated companies and minority interests	27.5	38.1	63.8	114.5
Equity in income of unconsolidated companies	—	0.1	0.1	0.3
Income before minority interests	27.5	38.2	63.9	114.8
Minority interests in net income of subsidiaries	0.5	0.4	2.4	2.3
Net income	27.0	37.8	61.5	112.5
Free cash flow	207.8	129.3	327.8	337.7
Average number of outstanding ordinary shares (x 1,000)	83,404	84,009	83,409	84,086

Per ordinary share in €
Net income before impairment of fixed assets	0.34	0.44	0.94	1.30
Net income	0.31	0.44	0.69	1.30

Operating income	46.4	70.1	124.8	226.1
Impairment of fixed assets	2.1	—	25.2	—

Operating income before impairment of fixed assets	48.5	70.1	150.0	226.1

Consolidated Balance Sheet*

	30.11.2003	30.11.2002
In million €
Assets

Intangible fixed assets	49	86
Tangible fixed assets	494	578
Financial fixed assets	561	693
Inventories	310	345
Accounts receivable and prepaid expenses	952	1,123
Cash and cash equivalents	55	37

Total assets	2,421	2,862

Liabilities

Total shareholders’ equity	713	771
Minority interest	39	40
Long term liabilities (provisions)	596	637
Long term debt	381	756
Short term debt	168	87
Other current liabilities	524	571

Total liabilities	2,421	2,862

Changes in shareholders’ equity*

Period December 1, 2002 till November 30, 2003	30.11.2003	30.11.2002
In million €
Amount at December 1, 2002/2001	771	909
Effect of change in accounting principles	—	-5
Net income	61	113
Dividend	-51	-53

Purchase of shares	-1	-6
Foreign currency translations	-67	-49

At November 30	713	909

Change accounting principles profit appropriation	—	36
Change accounting principles pension liabilities	—	-174

Correction at November 30	713	771

As at December 1, 2002 the effect on shareholders’ equity of the change in accounting principles amounted to a total of € 138 million, of which pension liabilities accounted for € 174 million and the non-inclusion of the final dividend as a liability represented a gain of € 36 million.

*The figures stated in this report are unaudited

Consolidated Statement of Cash Flow*

Period December 1, 2002 till November 30, 2003	2003	2002
In million €
Cash flow from operating activities
Net income	61	113
Depreciation	173	197
Impairment of fixed assets	25	—
Investments less divestments in rental equipment and movements in financial lease receivables	10	-41
Long term liabilities (provisions) inclusive provisions for financial lease and current assets	14	87
Trade accounts and other receivables	71	70
Inventories	5	20
Trade accounts payable	-31	5
Net change in other working capital accounts	-9	-5

Total cash flow from operating activities	319	446

Cash flow from investing activities
Capital expenditure on intangible assets	-11	-19
Capital expenditure less investments and divestments in property, plant and equipment	-81	-102
Capital expenditure on other financial assets	-2	-5
Net change in unconsolidated companies	—	1
Sale of lease portfolio	100	71
Sale (purchase) group companies after deduction cash and cash equivalents	2	-55

Total cash flow from investing activities	8	-109

Cash flow before financing activities	327	337
Interest bearing loans	-239	-291
Purchase of shares	-1	-6
Dividend	-52	-52
Other	-3	-7

Total cash flow from financing activities	-295	-356
Effect of exchange rate changes	-15	16
Changes in cash and cash equivalents	18	-3

*The figures stated in this report are unaudited.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to over € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.

P.O. Box 101, 5900 MA Venlo, the Netherlands

Telephone (+31)(0) 77 359 2240

Telefax (+31)(0) 77 359 5436

Océ on Internet: http://www.oce.com

E-mail: info@oce.com

Traderegister Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Safe Harbor Statement

This announcement contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. Océ has based these forward-looking statements on its current expectations and projections about future events. Océ’s expectations and projections may change and its actual results may differ substantially from those projected in the forward-looking statements based on various important factors (some of which are beyond Océ’s control) and which are neither manageable nor foreseeable by Océ.

These factors include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressure within the Company’s markets, financing the Company’s operations, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and dispositions and effects of recent and further terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks and other factors that may affect the Company’s results, business or financial condition, pages 64 till 66 of the Annual Report 2002, Océ’s Annual Report on Form 20-F and other filings made by Océ with the US Securities and Exchange Commission should be consulted.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Printing for Professionals

Press release Océ N.V.

Final results 2003

Dividend 2003

Annual General Meeting of Shareholders 2004

Final results 2003

Océ confirms that the final results for the 2003 financial year are equal to the provisional results that were published on January 19, 2004. This means revenues of € 2,769.3 million (-12.8% compared to the financial year 2002), operating income of € 124.8 million, net income of € 61.5 million and basic earnings of € 0.69 per € 0.50 ordinary share.

Before impairment of fixed assets operating income amounted to € 150.0 million (-33.6%) and net income amounted to € 82.1 million (-27.1%).

Dividend 2003

As announced on January 19 last, it will be proposed to shareholders to adopt a dividend for the 2003 financial year of € 0.58 (2002: also € 0.58) per ordinary share of € 0.50 nominal. Upon adoption of this proposal the final dividend per ordinary share for 2003 will be € 0.43; the interim dividend amounted to € 0.15. It is proposed to pay out the final dividend fully in cash.

The dividend will be made available for payment as from March 18, 2004. Shares in Océ N.V. will be listed as “ex-dividend” with effect from March 4, 2004.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held in Venlo on Tuesday, March 2, 2004, commencing at 14.00 hrs.

The proposals to be submitted to shareholders will include the following:

•	to adopt the financial statements for the 2003 financial year;

•	to approve the dividend for the 2003 financial year;

•	to grant release and discharge of the Executive Board;

•	to grant release and discharge of the Supervisory Board;

•	to approve the remuneration policy of Executive Directors;

•	to approve the share plan of the Executive Directors;

•	to approve the reserves and dividend policy;

•	to authorise the Board of Executive Directors to issue shares;

•	to authorise the Board of Executive Directors to restrict or preclude the pre-emptive right in respect of ordinary shares;

•	to authorise the Board of Executive Directors to purchase shares in the Company’s own capital;

•	to grant Mr. L.J.M. Berndsen an honourable release and discharge as Supervisory Director;

•	to appoint Mr. M. Arentsen as member of the Board of Supervisory Directors.

The Corporate Governance policy will also be discussed during this meeting.

The annual report will be published on internet (www.oce.com) on January 30, 2004 and will be available in printed form in the course of February 2004.

Océ N.V.

Venlo, January 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of
Executive Directors
(Principal Executive Officer)

Dated: February 4, 2004